May 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt

Re:	BayCom Corp
Request for Acceleration of Effectiveness of Form S-1
SEC File No. 333-224236 (“Registration Statement”)

Dear Mr. Clampitt:

On behalf of BayCom Corp., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday May 3, 2018.

Feel free to telephone Dave Muchnikoff of Silver Freedman Taff & Tiernan, LLP, the registrant’s legal counsel, at (202) 295-4513 with any questions or comments.

Very truly yours,

BayCom Corp

/s/ George J. Guarini
George J. Guarini
President and Chief Executive Officer